August 12, 2013
Via Federal Express and EDGAR
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
Re:     Inland Real Estate Corporation
Form 10-K for fiscal year ended December 31, 2012
Filed on February 28, 2013
File No. 001-32185

Dear Mr. Woody:
I am writing on behalf of Inland Real Estate Corporation (the “Company”) in response to comments contained in your correspondence dated July 29, 2013. The headings and paragraph numbers below from the Company's 10-K for the fiscal year ended December 31, 2012 (the "10-K") correspond to the headings and page numbers referenced in your letter. In addition, for your convenience I have reproduced your comments in this letter and included the Company's responses directly below each comment.
Form 10-K for the year ended December 31, 2012
Item 2 Properties, pages 17
1.    We have reviewed your response to comment number 1. Please provide additional information regarding the pending sale of a portion of Lansing Square including whether you have received any offers for the space, a summary of the status of any on-going negotiations, and your basis for the assumption that you will sell a portion of the asset in the fourth quarter 2013. In addition, please summarized the lease-up activity commencing at The Shops at Coopers Grove and Lansing Square including the status of any lease negotiations, an assessment of the probability of signing any new lease agreements, and the basis for management's assumption regarding the timing of the new leases.

Response: The Company executed a Purchase and Sale Agreement in October 2012 to sell approximately 6.6 acres of the total 19.8 acre Lansing Square center, or 33% of the center. This portion of the center is currently vacant. The sale price in the agreement is approximately 64% of the current net book value of the entire center. The period for due diligence review of the property by the buyer expires in November 2013. The Company expects the sale to close in December 2013 or in the first quarter of 2014. The Company believes the vacant space at the portion of the center being sold has hindered its ability to lease the small shop spaces. However, once the sale is consummated

Mr. Kevin Woody
August 12, 2013

and construction begins, the Company believes lease-up of the remainder of the center will follow because the Company has already seen increased interest in the small shop space as public awareness of the pending transaction has increased. Additionally, the Company has been able to retain existing tenants during the vacancy and has signed leases with new tenants in recent years. It is the Company's belief that once the anchor space is filled, the small shop space is likely to lease since there would be a driver of additional traffic to the center. Based on prior experience, the Company's assumption is the lease-up will take between one and three years from the time the anchor space is leased.

The Company has been in discussions with a large prospective tenant to lease approximately 56,000 square feet of the vacant space at The Shops at Coopers Grove. At this time, the discussions are in the initial stages and, based on the Company's previous experience, the tenant in question moves very slowly. The Company assumes it will be able to reach an agreement with this prospective tenant, but estimates that if a lease is consummated, it will be towards the end of 2014 or later. Similar to Lansing Square, the Company believes once the anchor space is leased, lease up of the remainder of the center will follow. Excluding the 56,000 square foot vacancy, the center is currently approximately 60% occupied. The remaining spaces are smaller boxes and once traffic to the center increases, additional leasing should follow. During the duration of the large vacancy, the Company has been able to renew the existing tenants and continues to attempt to locate tenants for the vacant small shop space. Based on prior experience, the Company's assumption is the lease-up will take between one and two years from the time the anchor space is leased.

The Company's assumptions are based on trends management has observed in its portfolio in recent years. In 2007, the Company's Four Flaggs shopping center reported its lowest physical occupancy of 74 percent after the loss of two anchor spaces and then small shops as a result. In the following several years, through the Company's leasing efforts, replacements for these lost anchor tenants were found which also led to strong lease-up of the small shop space. By December 31, 2010, the Four Flaggs shopping center reported physical occupancy of 94 percent, and as of December 31, 2012, physical occupancy was 100 percent, showing the Company was able to restore the occupancy of the center by leasing the vacant space. Similarly, in 2010, the Company's Algonquin Commons shopping center reported its lowest physical occupancy of 78 percent after the loss of several anchor and junior anchor spaces. Through ongoing leasing initiatives, the Company was able to fill many of the larger anchor spaces which led to increased leasing activity for the center. As of December 31, 2012, the center reported physical occupancy of 93 percent.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the 10-K. Kind regards.

Mr. Kevin Woody
August 12, 2013

Very truly yours,
INLAND REAL ESTATE CORPORATION

Mark Zalatoris
President and Chief Executive Officer

cc:    Mr. Brett Brown, Chief Financial Officer and Treasurer
Beth Sprecher Brooks, Esq., General Counsel
Ms. Kimberly Karas, Controller
Michael J. Choate, Esq.
Kevin M. Lippert, Esq.